Cannex Announces DTC Eligibility for OTCQB-Quoted Common Shares and Stock Option Grant

Vancouver, BC, October 5, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX; OTCQB: CNXXF) is pleased to announce that that the Company has obtained eligibility with The Depository Trust Company ("DTC") for its common shares listed on the OTCQB. DTC is a subsidiary of the Depository Trust & Clearing Corp. and manages the electronic clearing and settlement of share transactions for publicly-traded companies. Cannex’s shares trade on OTCQB Markets under the symbol "CNXXF" and on the Canadian Securities Exchange under the symbol "CNNX".

Cannex is also actively pursuing electronic eligibility (DWAC/FAST) enabling DTC participants to electronically deposit stock into a brokerage account which in turn accelerates the settlement process for investors.

Separately, the Company has granted incentive stock options to certain key employees and consultants of the Company and its operating subsidiaries, as well as to two directors of the Company who also serve as chairs of its Remuneration and Nominations Committee and Audit and Risk Committee, to purchase up to 1,950,000 common shares of the Company. Of this total grant 400,000 options were granted to insiders of the Company.

The options have an exercise price of C$1.00 each, are exercisable for up to five years and vest in stages over a two-year period. The options are being granted pursuant to the terms of the Company’s stock option plan and are subject to the policies of the Canadian Securities Exchange.

Additional information about Cannex Capital Holdings Inc. may be found under the Company's SEDAR profile at www.sedar.com

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.